PERTH, AUSTRALIA 3 may 2005
Title Open Briefing
Orbital Corp CEO on Update

Record of interview

corporatefile.com.au
Orbital Corporation Limited said recently in presentations to investors that its seeing increased interest in four stroke engine applications for Orbital Combustion
Process OCP, its air assisted, direct fuel injection system. Whats driving this interest and what are the typical processes you go through before interest translates into earnings for the company

CEO Peter Cook
The increased interest we have observed in four stroke applications of OCP is publicly visible in technical papers presented at the recent Society of Automotive Engineers SAE World Congress, the SAEs Small Engine Technology Conference and the
Japanese Society of Automotive Engineers Spring Congress. It is also visible in recent patent applications for technologies in which central air assisted direct injection is an integral part. Clearly what is driving the interest is forecast changes in market conditions, where Original
Equipment Manufacturers OEMs see emission and fuel economy issues becoming critical to the end consumer.

The interest translates fairly quickly into earnings
 for us because we tend to participate in all stages of the technology adoption process, from working with our clients at the development level, through our Powertrain Engineering
Services PES business, through to receiving longer term royalties from the application of our technology in the final product in consumers hands.

corporatefile.com.au
High pressure direct injection systems, which also reduce
 emissions, are available but have had limited success.  Why
How does OCP differ from these systems

CEO Peter Cook
High pressure DI systems offer little improvement in toxic emissions, specifically NOx, carbon monoxide and hydrocarbons, and provide only limited improvement in fuel economy and CO2 emissions. They do not offer enough incentive, versus their cost, to have been widely adopted.

Some of the recent technical papers I mentioned demonstrate that OCP improves fuel economy and reduces carbon monoxide and hydrocarbon emissions whilst retaining the CO2 benefit of high pressure DI.
 All at a comparable cost. In simple terms, OCP allows better fuel preparation at the injector, producing a finer, better dispersed and controlled spray.  That is our patented know how.

corporatefile.com.au
You have highlighted that a combination of mechanical
 features such as variable valve timing, downsizing and turbo charging, plus advanced combustion control using direct injection will lead to significant benefits in fuel efficiency and emission reduction without high investment in infrastructure.
Why has this type of combination not been introduced

CEO Peter Cook
These technologies have been available for a number of years so the only conclusion you can come to is that consumers have been reluctant to pay the added cost of emission and fuel economy improving technologies. The major change we sense is in consumer sentiment. Consumers are starting to become concerned about higher fuel prices and global warming as issues. SUV sales in North America for example seem to have plateaued. Manufacturers such as Toyota that have introduced fuel economy market entries seem to have met a latent market need. We see the change in sentiment continuing.
If it does, manufacturers of internal combustion engines will need to improve CO2 emissions and reduce fuel consumption, plus continue to deliver power over the full operational range of the engine.

If a combination of technologies is applied properly to reduce emissions and improve fuel efficiency, the consumer would be prepared to pay for it. Consumers did so with diesel engines, and we forecast a similar revolution with gasoline engines over the next few years. Whereas diesel has particular problems with emissions, both toxic and particulate, that are not cost effectively solvable, the cost and technologies are known for gasoline emission control.

All of these available technologies will play a part in a low emission, fuel efficient gasoline engine. However, we believe its central feature will be improved fuel preparation at the injector, with improved combustion control. This is an area we have pioneered, and our intellectual property is extensive and solid.


corporatefile.com.au
Given increased levels of development incorporating OCP, would you foresee a need to significantly increase Orbitals R and D activities or spending going forward

CEO Peter Cook
What we have already done in OCP is generating interest now it does not need any extensive additional R and D support.
But, we can also see beyond that and we would want to make certain we continue to lead in gasoline combustion technology development.

Our current technologys all about combustion control and we are looking to make further advances in this area what we call C3 Technology, that is control of combustion and cycle.

corporatefile.com.au
Orbitals PES business underperformed in the recent first half ended December 2004, but you have indicated you expect demand to improve going into the June 2006 financial year. Whats the current order book in PES and to what extent are you able to accurately forecast demand within this business

CEO Peter Cook
Our current pipeline of proposals to prospective clients has the highest value it is ever had. Whilst these are not firm orders, they lead us to conclude that the changes we have made to our PES group over the past couple of years are well regarded by both our existing and potential clients. It is difficult to forecast demand in this segment accurately, but certainly we can provide a sense of its direction.

corporatefile.com.au
You have indicated that the focus of the PES business is Asia Pacific. Given major OEMs such as GM, Mitsubishi and
Mercedes, based in the developed countries, are under pressure, to what extent can work in Asia Pacific compensate and drive future growth

CEO Peter Cook
The emergence of the Chinese and the Indian automotive industries is clearly quite a phenomenon. There is no question it will present a considerable structural challenge to the automotive industry in developed countries. But this wont be the first time such a challenge has occurred, given the Japanese entry into the industry in the 1950s and 60s and the Koreans in the 70s and 80s.

From our perspective, these markets are demanding technology and experience in product development and training to allow their fledgling industries to get established and contribute to the local economies. They will look to this from the first world and fortunately, following our recent restructuring, PES is in a position to service some of that demand. Assuming growth is managed properly and that political and economic stability remain, we expect these markets to be a significant contributor to our performance over the next few years.


corporatefile.com.au
Synerject, your 50 50 joint venture with Siemens VDO Automotive has become the major driver of earnings in recent periods, accounting for most of Orbitals EBIT in the full year to June 2004.
Can you comment on Synerjects recent performance and the outlook for the current second half

CEO Peter Cook
First, I would point out that we did enjoy license and royalty income in the six months to December almost identical to Synerjects contribution. And last year we saw a similar contribution from our PES business to that of Synerject.

Synerjects two major customers, Mercury Marine and Rotax are both growing and we expect the business to meet or exceed our budget forecasts. Synerject is looking at ways of increasing its presence in the Asian markets and is starting to invest in second generation products to meet anticipated price points and its own growth targets.
Additionally its addressing quality and delivery aspects of its performance to make certain it always meets all its customer expectations. At this stage we expect Synerject to deliver its budgeted EBIT.

corporatefile.com.au
To what extent will Synerjects future growth depend on the growth of major customers such as Rotax and Mercury
What potential is there to expand Synerjects client base

CEO Peter Cook
Synerject has a wide range of customers. It continues to expand its client base and win new programmes. Also as I have indicated,its two major customers continue to grow. Synerjects potential is driven by the conversion of carburetted non automotive engines to electronic management systems. Whilst this conversion is all but complete in cars and trucks, there is a considerable market in two wheelers, in marine, recreational, light industrial engines and light industrial vehicles yet to convert.
Synerjects specifically geared to this market and is the only specialist company servicing the market.

corporatefile.com.au
What is the growth outlook for Synerject

CEO Peter Cook
Synerjects addressing the growth markets of Asia, updating its product range and refining its quality and service.
Its key customers are also expecting growth. That all looks promising for revenue growth in future years.

corporatefile.com.au
Orbital made a net loss of 1.5 million dollars in the recent first half ended December 2004. Can you provide an update on the outlook for the current full year

CEO Peter Cook
Despite the volatility in market conditions we expect the second half to be appreciably better than the first, although unfortunately we are unlikely to see a profitable year overall.
The earlier advice we gave the market was that we expected to deliver a positive NPAT in the second half, and that remains our forecast.
As always, foreign exchange movements could have an adverse influence on the final reported result.

corporatefile.com.au
What guidance can you provide regarding the earnings outlook for the 2006 financial year

CEO Peter Cook
We see upside for each of our business sectors in fiscal 2006. We have a licensee, in Bajaj, due on stream in the middle of fiscal 2006 and we are led to believe Mercury Marines expecting growth in Optimax volumes as well. I have already indicated our prospects in PES are as strong as they have ever been, although
I stress they are not firm orders, and that the outlook for Synerject is positive. With continued control of costs and appropriate
R and D spending, we are looking at fiscal 2006 in a positive light.

corporatefile.com.au
Thank you Peter.

Forward Looking Statements

This release includes forward looking statements that involve risks and uncertainties. These forward looking statements are based upon managements expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Companys Form 20F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward looking statements made in this release to reflect events or circumstances after the date of this release.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel  61 8 9441 2311 USA Tel 1866 714 0668